Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 3:

We consent to the use of our reports, dated April 17, 2020 with respect to the financial statements and financial highlights of PGIM QMA Large-Cap Value Fund, PGIM Jennison Focused Growth Fund, and PGIM Strategic Bond Fund and the consolidated financial statements and consolidated financial highlights of PGIM QMA Global Tactical Allocation Fund, each a series of Prudential Investment Portfolios 3, as of February 29, 2020, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” or “Consolidated Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” or “Consolidated Financial Statements” in the statements of additional information.

New York, New York

April 28, 2020